UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

CLS Holdings USA, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

12565J100
(CUSIP Number)

Henry Lichtenberger, Esq.
Sklar Williams PLLC
410 South Rampart Boulevard, Suite 410
Las Vegas, Nevada 89145
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 27, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
✓  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12565J100	13G	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONSI.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Todd V. Swanson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 13,644,293
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 13,644,293
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,644,293
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES(see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.02%1
12.	TYPE OF REPORTING PERSON (see instructions) OO**

**	See Item 4
1	The percentage reported in this Schedule 13G is based upon the number of outstanding shares of Common Stock outstanding as of August 31, 2018 provided by the Issuer of 75,712,236 shares.

 Item 1.

(a)	Name of Issuer CLS Holdings USA, Inc.

(b)	Address of Issuer’s Principal Executive Offices 11767 South Dixie Highway, Suite 115 Miami, Florida 33156

Item 2.

(a)	Name of Person Filing Todd V. Swanson

(b)	Address of the Principal Office or, if none, residence 10120 West Flamingo Road, Suite 4333 Las Vegas, Nevada 89147

(c)	Citizenship USA

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 12565J100

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable, this statement is filed pursuant to 13d-1(c).

Item 4.  Ownership.

Mr. Swanson has sole voting and dispositive power with respect to 13,644,293 shares of the reported securities in his capacity as the sole manager and member of ILJ, LLC, a Nevada limited liability company.

(a)
Amount beneficially owned: 13,644,293
(b)
Percent of class: 18.02%
(c)
Number of shares as to which the person has:
(i)
Sole power to vote or to direct the vote 13,644,293.
(ii)
Shared power to vote or to direct the vote 0.
(iii)
Sole power to dispose or to direct the disposition of 13,644,293.
(iv)
Shared power to dispose or to direct the disposition of 0.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.  Identification and Classification of Members of the Group.

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 4, 2018 Date

/s/ Todd V. Swanson Signature